UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14055X 10 2

(CUSIP Number)

Timothy M. Hurd	James S. Rowe
Paul R. Wood	Robert M. Hayward
Madison Dearborn Partners, LLC	Kirkland & Ellis LLP
Three First National Plaza	200 E. Randolph Drive
Chicago, Illinois 60602	Chicago, Illinois 60601
(312) 895-1000	(312) 861-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,317,541 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,317,541 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,317,541 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 16,317,541 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 16,317,541 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,317,541 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,955,256 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,955,256 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,955,256 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Special Equity III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 354,276 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 354,276 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,276 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) PN

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Special Advisors Fund I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,009 (See item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,009 (See item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,009 (See item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) *

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

* Less than 1% of the outstanding shares of the class represented by the amount in row (11).

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on August 18, 2003, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 28, 2004 and Amendment No. 2 to Schedule 13D filed with the Commission on February 11, 2004 (as amended to the date hereof, the "Statement") by the persons named therein is hereby amended and supplemented by this Amendment No. 3 to Schedule 13D (the "Amendment").  Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Paragraph 1 of Item 2 of the Statement is hereby deleted and replaced as follows:

This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

Madison Dearborn Capital Partners III, L.P., a Delaware limited partnership ("MDCP"), by virtue of its deemed beneficial ownership of 15,955,256 shares of Common Stock,

Madison Dearborn Special Equity III, L.P., a Delaware limited partnership ("MDSE"), by virtue of its deemed beneficial ownership of 354,276 shares of Common Stock,

Special Advisors Fund I, LLC, a Delaware limited liability company ("SAF"), by virtue of deemed beneficial ownership of 8,009 shares of Common Stock,

Madison Dearborn Partners III, L.P., a Delaware limited partnership ("MDP III"), by virtue of being the sole general partner of MDCP and MDSE and the sole manager of SAF, and

Madison Dearborn Partners, LLC, a Delaware limited liability company ("MDP"), by virtue of being the sole general partner of MDP III.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by adding the following paragraph as the fourth paragraph of Item 3:

On August 24, 2005, the Issuer filed with the Commission an amendment to registration statement on Form S-3 (Registration No. 333-127044).  On October 6, 2005, the Issuer announced in a press release that the Issuer had priced an underwritten offering (the "2005 Offering") of 17,500,000 shares of Common Stock at $22.30 per share, and on October 7, 2005, a prospectus supplement was filed describing the 2005 Offering.  On October 7, 2005, MDCP committed to purchase from the underwriters 2,934,834 shares, and MDSE committed to purchase from the underwriters 65,166 shares, of the Common Stock offered in the 2005 Offering.  The 2005 Offering is expected to close on October 13, 2005.  The underwriters did not receive any underwriting discount or commission on the sale of the shares to MDCP and MDSE.  MDCP’s and MDSE’s source of funds for the shares purchased in the 2005 Offering was capital contributions from their respective investors.

Item 4.	Purpose of Transaction

Paragraph 3 of Item 4 of the Statement is hereby deleted and replaced as follows:

Notwithstanding the foregoing, the Reporting Persons may determine to change their investment intent with respect to the Issuer at any time in the future.  In determining from time to time whether to purchase additional shares of the Issuer’s Common Stock or other securities of the Issuer (and in what amounts), sell their shares of the Issuer’s Common Stock (and in what amounts) or to retain such shares, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons may, from time to time, (a) acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise depending on the price of the securities and the circumstances at the time such acquisitions (if any) are made, (b) dispose of all or a portion of their holdings of securities of the Issuer or (c) change their intention with respect to any or all of the matters referred to in this Item 4.

Item 4 of the Statement is hereby further amended by adding the following paragraph as the final paragraph of Item 4:

MDCP and MDSE acquired the shares of Common Stock in the 2005 Offering for investment purposes.

Item 5.	Interest in Securities of the Issuer

Paragraphs 1 and 2 of Item 5 of the Statement are hereby deleted and replaced as follows:

As of the date hereof:

MDCP may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 15,955,256 shares of Common Stock, or approximately 11.6% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

MDSE may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 354,276 shares of Common Stock, or less than 1% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

SAF may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 8,009 shares of Common Stock, or less than 1% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares; and

MDP III and MDP may each be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 16,317,541 shares of Common Stock, or approximately 11.9% of the Common Stock outstanding, and also may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares.  This number consists of 15,955,256 shares of Common Stock held directly by MDCP, 354,276 shares of Common Stock held directly by MDSE and 8,009 shares of Common Stock held directly by SAF.

All of the percentages calculated in this statement are based upon an aggregate of 137,359,982 shares, as reported in the prospectus supplement filed on October 7, 2005, which reflects 119,859,982 shares outstanding as of August 31, 2005, and which assumes no exercise of the underwriters’ over-allotment option.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2005	MADISON DEARBORN PARTNERS, LLC

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: October 12, 2005	MADISON DEARBORN PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: October 12, 2005	MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: October 12, 2005	MADISON DEARBORN SPECIAL EQUITY III, L.P.

By: Madison Dearborn Partners, LLC
Its: General Partner

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director

Date: October 12, 2005	SPECIAL ADVISORS FUND I, LLC

By: Madison Dearborn Partners, LLC
Its: Manager

By: Madison Dearborn Partners III, L.P.
Its: General Partner

	By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Its: Managing Director